UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes       ☒ No

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: June 17, 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Company Secretary

"Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement."

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

UPDATE OF DIRECTOR’S INFORMATION

Reference is made to (i) the announcement dated 28 April 2016 (the “Announcement”), the notice of annual general meeting dated 28 April 2016 (the “Notice”) and the circular dated 20 May 2016 (the “Circular”) of China Eastern Airlines Corporation Limited (the “Company”) in relation to, among other things, the proposed appointment of independent non-executive directors of the Company; and (ii) the announcement dated 15 June 2016 of the Company in relation to, among other things, the appointment of independent non-executive directors.

The biographical details of Mr. Cai Hong Ping, an independent non-executive director of the Company, was disclosed in the Announcement, the Notice and the Circular. It has been confirmed by Mr. Cai Hong Ping that he is also an independent non-executive director of China Oceanwide Holdings Limited (formerly known as Hutchison Harbour Ring Limited, stock code: 715).

The revised biographical details of Mr. Cai Hong Ping is as follows (new revisions shown by way of underline):

Mr. Cai Hong Ping, aged 61, male, with Chinese Hong Kong nationality, currently serves as the chairman of AGIC Industrial Promotion Capital 4.0. He worked for the Industrial and Transportation Management Committee of the Shanghai Government and Sinopec Shanghai Petrochemical Company Limited (“Sinopec Shanghai”) from 1987 to 1991. He participated in the entire listing process of Sinopec Shanghai in Hong Kong and the United States and is one of the founders of H shares in China. From 1992 to 1996, he acted as a member of the Overseas Listing Team for Chinese Enterprises under the Restructuring Committee of the State Council and the chairman of the Joint Committee of Board Secretaries for H Share Companies in China. He served as a joint director of the investment banking division of Peregrine Investments Holdings Limited in Asia from 1997 to 2006, chairman of the investment banking division of UBS AG in Asia from 2006 to 2010, chairman of Deutsche Bank in the Asia Pacific region from 2010 to 2015, independent non-executive director of China Oceanwide Holdings Limited (formerly known as Hutchison Harbour Ring Limited, stock code: 715) from 28 November 2014 to present and independent director and chairman of the audit committee of Minmetals Development Co., Ltd. (“Minmetals Development”) (600058) from 29 April 2015 to 31 December 2015. Later, he resigned from Minmetals Development after being appointed as an external director of China Minmetals Corporation. Mr. Cai graduated from Shanghai Fudan University, majoring in mass communications.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
17 June 2016

As at the date of this announcement, the directors of the Company are: Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).